Exhibit 99.1

Seaspan Corporation

Unit 2, 2nd Floor, Bupa Centre

141 Connaught Road West

Hong Kong, China

c/o 2600 – 200 Granville Street

Vancouver, BC

Canada V6C 1S4

Tel: 604-638-2575

Fax: 604-648-9782

www.seaspancorp.com

Seaspan Announces Pricing of $150 Million Public Offering of Series I Fixed-to-Floating

Rate Cumulative Redeemable Perpetual Preferred Shares

HONG KONG, CHINA, September 12, 2018 – Seaspan Corporation (“Seaspan”) (NYSE:SSW) announced today that it has priced $150 million of its previously announced public offering of Series I Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares (the “Series I Preferred Shares”) at $25 per share. Dividends will be payable on the Series I Preferred Shares to October 30, 2023 at a fixed rate equal to 8.00% per annum and from October 30, 2023, if not redeemed, at a floating rate. The offering is expected to close on September 19, 2018, subject to customary closing conditions.

Seaspan intends to use the net proceeds from the offering for general corporate purposes, which may include funding acquisitions, debt repayments and redeeming certain of Seaspan’s existing preferred shares. Following the offering, Seaspan intends to file an application to list the Series I Preferred Shares on The New York Stock Exchange.

Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC, RBC Capital Markets, LLC, UBS Securities LLC, Stifel, Nicolaus & Company, Incorporated and Citigroup Global Markets Inc. are acting as joint book-running managers for the offering.

Copies of the prospectus supplement and accompanying base prospectus related to the offering may be obtained from:

Morgan Stanley & Co. LLC, 180 Varick Street, Second Floor, New York, NY 10014, Attn: Prospectus Delivery or telephone: (866) 718-1649;

J.P. Morgan Securities LLC, 383 Madison Ave, New York, NY 10179, Attn: Investment Grade Syndicate Desk or telephone (collect): (212) 834-4533;

RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281, email: rbcnyfixedincomeprospectus@rbccm.com or telephone: (866) 375-6829;

UBS Securities LLC, Attention: Prospectus Specialist, 1285 Avenue of the Americas, New York, NY 10019 or telephone: (888) 827-7275;

Stifel, Nicolaus & Company, Incorporated, One South Street, 15th Floor, Baltimore, MD 21202, Attn: Syndicate Department or telephone: (855) 300-7136 or e-mail: syndprospectus@stifel.com; or

Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or email: prospectus@citi.com or telephone: (800) 831-9146.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The public offering may be made only by means of a prospectus supplement and accompanying base prospectus.

About Seaspan

Seaspan is a leading independent charter owner and operator of containerships with industry leading ship management services. We charter our vessels primarily pursuant to long-term, fixed-rate, time charters to the world’s largest container shipping liners. Seaspan’s operating fleet consists of 112 containerships with a total capacity of more than 900,000 TEU, an average age of approximately 6 years and an average remaining lease period of approximately 5 years, on a TEU-weighted basis.

Seaspan has the following securities listed on The New York Stock Exchange:

Symbol:	Description:
SSW	Class A common shares
SSW PR D	Series D preferred shares
SSW PR E	Series E preferred shares
SSW PR G	Series G preferred shares
SSW PR H	Series H preferred shares
SSWN	6.375% senior unsecured notes due 2019
SSWA	7.125% senior unsecured notes due 2027
SSW25	5.500% senior notes due 2025

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements, including statements about Seaspan’s public offering and the use of proceeds thereof. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. These risks and uncertainties include, among others, failure to close the public offering and those discussed in Seaspan’s public filings with the U.S. Securities and Exchange Commission. Seaspan undertakes no obligation to revise or update any forward-looking statements unless required to do so under the securities laws.

For Investor Relations Inquiries:

Mr. Matt Borys

Investor Relations

Seaspan Corporation

Tel. 604-347-9184

Email: mborys@seaspanltd.ca

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